# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Energy Company, CIK 0001866175
CUSIP: 44952J104
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 08/24/2025
Filed by CIK 0001897663
Persons authorized to receive notices and communications: Brandi Kendall Vice President, PT Independence Energy Holdings LLC, 175 Berkeley Street, Boston, Massachusetts (MA), 02116, 713-481-7782

## Reporting persons
- PT Independence Energy Holdings LLC (CIK 0001897663): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,615,178 shares of Class A Common Stock of Crescent Energy Company (the "Issuer") outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 4, 2025.
- Liberty Energy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,615,178 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2025.
- Liberty Mutual Insurance Company: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 12 is based on 254,615,178 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2025.
- Liberty Mutual Group Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,615,178 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2025.
- LMHC Massachusetts Holdings Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 12 is based on 254,615,178 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2025.
- Liberty Mutual Holding Company Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 12 is based on 254,615,178 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Name of issuer: Crescent Energy Company
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13D originally filed by PT Independence Energy Holdings, Liberty Energy Holdings, LLC, Liberty Mutual Insurance Company, Liberty Mutual Group Inc., LMHC Massachusetts Holdings Inc. and Liberty Mutual Holding Company Inc. (the "Reporting Persons") on December 17, 2021, as amended by that certain Amendment No. 1 to the Schedule 13D filed on September 14, 2022, as further amended by that certain Amendment No. 2 to the Schedule 13D, filed on May 17, 2024, and as further amended by that certain Amendment No. 3 to the Schedule 13D, filed on August 9, 2024 (as so amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of Item 4:

The information set forth in amended Item 6 below is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover page of this Amendment and the information set forth in Item 6 below are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

Voting and Support Agreement

In connection with the mergers contemplated by that certain Agreement and Plan of Merger, dated August 24, 2025 (the "Merger Agreement"), by and among Issuer, Venus Merger Sub I Inc., a Delaware corporation, Venus Merger Sub II LLC, a Delaware limited liability company, and Vital Energy, Inc., a Delaware corporation ("Company"), PT Independence Energy Holdings LLC ("PT Reporting Person") entered into a Voting and Support Agreement, dated August 24, 2025, with Issuer and the Company (the "Voting and Support Agreement"). Pursuant to the Voting and Support Agreement, the PT Reporting Person agreed to, among other things, (i) refrain from the transfer, including sales, of any shares of Class A Common Stock beneficially owned by it subject to certain exceptions, and (ii) vote all shares of Class A Common Stock beneficially owned by it or cause to be voted all shares of Class A Common Stock beneficially owned by it (A) in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the First Company Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and (ii) (A) against any Parent Competing Proposal or any of the transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would reasonably be expected to (1) impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement, (2) result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or any of its Subsidiaries under the Merger Agreement or the Holder under this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent's Organizational Documents) and (C) in favor of any proposal to adjourn or postpone the Parent Stockholders Meeting to a later date if there are not sufficient votes to approve the Parent Stock Issuance. Capitalized terms used herein but not defined herein have the meaning set forth in the Voting and Support Agreement.

The foregoing summary of the Voting and Support Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by adding the following:

Exhibit 99.1 Voting and Support Agreement, dated as of August 24, 2025, by and among PT Independence Energy Holdings LLC, Crescent Energy Company and Vital Energy, Inc.

## Signatures
- PT Independence Energy Holdings LLC: /s/ Brandi Kendall, Brandi Kendall / Vice President (08/26/2025)
- Liberty Energy Holdings, LLC: /s/ Bevin Brown, Bevin Brown / Vice President (08/26/2025)
- Liberty Mutual Insurance Company: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (08/26/2025)
- Liberty Mutual Group Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (08/26/2025)
- LMHC Massachusetts Holdings Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (08/26/2025)
- Liberty Mutual Holding Company Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (08/26/2025)